EXHIBIT 99.7

Profit and Loss Account summary for the Quarter ended

(Consolidated as per Indian GAAP)

	in Rs. crore, except per share data

					Growth % in
	March 31,		Growth	December 31,	Q4 FY 2004 over Q3 FY
Particulars	2004	2003	(%)	2003	2004
INCOME
Software services, products and business process management
Overseas	1,333.28	1,001.00	33.19	1,249.09	6.74
Domestic	16.17	28.67	(43.60)	7.92	104.17
TOTAL INCOME	1,349.45	1,029.67	31.06	1,257.01	7.35
Software development and business process management expenses	707.09	534.27	32.35	656.70	7.67
GROSS PROFIT	642.36	495.40	29.66	600.31	7.00
Selling and marketing expenses	91.67	71.12	28.89	94.89	(3.39)
General and administration expenses	101.52	82.30	23.35	92.33	9.95
	193.19	153.42	25.92	187.22	3.19
OPERATING PROFIT (EBIDTA)	449.17	341.98	31.34	413.09	8.73
Interest	—	—	—	—	—
Depreciation and amortization	64.42	53.40	20.64	63.75	1.05
OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	384.75	288.58	33.33	349.34	10.14
Other income	1.82	27.16	(93.30)	46.46	(96.08)
Provision for investments	0.80	—	—	2.29	(65.07)
PROFIT BEFORE TAX	385.77	315.74	22.18	393.51	(1.97)
Provision for taxation	50.54	56.00	(9.75)	65.00	(22.25)
NET PROFIT AFTER TAX	335.23	259.74	29.06	328.51	2.05
EARNINGS PER SHARE
(Equity shares, par value Rs. 5/- each)
Basic	50.36	39.21	28.44	49.49	1.76
Diluted	49.37	38.70	27.57	48.59	1.61

NOTE: Unless otherwise stated all numbers are on a consolidated basis

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Profit and Loss Account summary for the year ended

(Consolidated as per Indian GAAP)

	in Rs. crore, except per share data

	March 31,		Growth
Particulars	2004	2003	(%)
INCOME
Software services, products and business process management
Overseas	4,786.72	3,564.36	34.29
Domestic	66.23	75.62	(12.42)
TOTAL INCOME	4,852.95	3,639.98	33.32
Software development and business process management expenses	2,538.67	1,822.96	39.26
GROSS PROFIT	2,314.28	1,817.02	27.37
Selling and marketing expenses	350.90	271.73	29.14
General and administration expenses	369.19	275.67	33.92
	720.09	547.40	31.55
OPERATING PROFIT (EBIDTA)	1,594.19	1,269.62	25.56
Interest	—	—	—
Depreciation and amortization	236.73	190.34	24.37
OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	1,357.46	1,079.28	25.77
Other income	123.38	100.26	23.06
Provision for investments	9.67	23.77	(59.32)
PROFIT BEFORE TAX	1,471.17	1,155.77	27.29
Provision for taxation	227.54	201.00	13.20
NET PROFIT AFTER TAX	1,243.63	954.77	30.25
EARNINGS PER SHARE
(Equity shares, par value Rs. 5/- each)
Basic	187.40	144.20	29.96
Diluted	185.07	142.89	29.52

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REVENUE BY GEOGRAPHICAL SEGMENT

				LTM	LTM
	Mar 31, 2004	Dec 31, 2003	Mar 31, 2003	Mar 31, 2004	Mar 31, 2003
	%	%	%	%	%
North America	65.5	72.2	71.7	71.2	73.0
Europe	20.3	20.7	18.7	19.2	17.7
India	1.2	0.6	2.8	1.4	2.1
Rest of the world	13.0	6.5	6.8	8.2	7.2
Total	100.0	100.0	100.0	100.0	100.0

REVENUE BY SERVICE OFFERING

				LTM	LTM
	Mar 31, 2004	Dec 31, 2003	Mar 31, 2003	Mar 31, 2004	Mar 31, 2003
	%	%	%	%	%
Development	25.6	24.2	31.2	25.7	32.1
Maintenance	29.9	31.5	26.3	30.1	28.2
Re-engineering	6.0	5.9	5.4	6.0	5.5
Package implementation	16.5	14.8	14.1	14.5	11.0
Consulting	3.4	3.6	3.9	3.7	4.3
Testing	4.7	5.9	3.7	5.3	3.4
Engineering services	2.0	2.1	2.4	2.2	2.6
Business process management	1.9	1.7	1.0	1.6	0.5
Other services	7.8	7.7	7.2	8.1	7.8
Total services	97.8	97.4	95.2	97.2	95.4
Products	2.2	2.6	4.8	2.8	4.6
Total revenues	100.0	100.0	100.0	100.0	100.0

REVENUE BY PROJECT TYPE *

				LTM	LTM
	Mar 31, 2004	Dec 31, 2003	Mar 31, 2003	Mar 31, 2004	Mar 31, 2003
	%	%	%	%	%
Fixed Price	31.0	34.7	37.2	34.1	36.7
Time & Materials	69.0	65.3	62.8	65.9	63.3
Total	100.0	100.0	100.0	100.0	100.0

“LTM” - Last Twelve Months

* Excluding products and business process management services

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REVENUE BY INDUSTRY

				LTM	LTM
	Mar 31, 2004	Dec 31, 2003	Mar 31, 2003	Mar 31, 2004	Mar 31, 2003
	%	%	%	%	%
Insurance, banking & financial services	33.2	37.7	37.0	36.6	37.6
Insurance	10.2	12.8	12.2	12.9	14.3
Banking & financial services	23.0	24.9	24.8	23.7	23.3
Manufacturing	14.4	14.2	15.1	14.8	16.4
Retail	11.2	12.1	11.1	11.6	11.4
Telecom	20.4	15.0	16.3	16.6	15.2
Energy & Utilities	2.2	3.3	3.5	3.0	2.9
Transportation & logistics	7.3	6.9	7.3	7.1	6.8
Others	11.3	10.8	9.7	10.3	9.7
Total	100.0	100.0	100.0	100.0	100.0

CLIENT DATA

	Mar 31, 2004	Dec 31, 2003	Mar 31, 2003
Active Clients*	393	357	345
Added during the quarter*	36	30	28
Number of million dollar clients	131	130	115
Number of 5 million+ dollar clients	51	48	41
Number of 10 million+ dollar clients	25	22	16
Number of 20 million+ dollar clients	12	10	9
Number of 30 million+ dollar clients	6	6	3
Number of 40 million+ dollar clients	4	4	2
Number of 50 million+ dollar clients	3	2	—
Clients accounting for >5% of revenue	1	2	2
Revenue – top client	6.5%	5.5%	6.1%
Revenue – top 5 clients	23.3%	22.8%	24.2%
Revenue – top 10 clients	37.1%	36.1%	37.0%
Repeat business	88.6%	92.1%	87.5%
Account receivables – LTM (in days)**	48	56	52

“LTM” - Last Twelve Months

* Excluding Progeon

** Infosys non-consolidated

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EFFORT AND UTILIZATION *

	Mar 31, 2004	Dec 31, 2003	Mar 31, 2003
Effort – Services
Onsite	33.8%	32.2%	36.3%
Offshore	66.2%	67.8%	63.7%
Revenue – Services
Onsite	55.1%	53.4%	58.3%
Offshore	44.9%	46.6%	41.7%
Utilization
Including trainees	70.4%	73.1%	77.8%
Excluding trainees	78.9%	82.5%	82.1%

* Excluding software products and business process management revenue

PERSON MONTHS DATA *

	Mar 31, 2004	Dec 31, 2003	Mar 31, 2003
Billed – Onsite	14,796	12,978	10,924
– Offshore	31,011	29,244	20,922
TOTAL	45,807	42,222	31,846
Non Billable	12,278	8,967	6,931
Trainee	7,021	6,607	2,175
Sales & Support	4,171	3,838	3,746
TOTAL	69,277	61,634	44,698

* Excluding business process management services

EMPLOYEE METRICS *

	Mar 31, 2004	Dec 31, 2003	Mar 31, 2003
Total Employees	23,377	21,809	15,356
S/W professionals	21,765	20,253	14,001
Billable	19,205	17,270	12,747
Banking Product Group	604	544	572
Trainees	1,956	2,439	682
Sales & Support	1,612	1,556	1,355
Gross Addition	2,128	3,179	1,539
Net Addition	1,568	2,689	1,298
Lateral Employees	708	545	363
Attrition % (LTM)	10.5	10.0	6.9

* Excluding subsidiaries

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EMPLOYEE METRICS

	March 31, 2004	December 31, 2003	March 31, 2003
Total Employees	25,634	23,209	15,876
Gross Additions	3,169	3,667	1,652
Net Additions	2,425	3,052	1,411

INFRASTRUCTURE (as on Mar 31, 2004)**

	Completed		Work in Progress		Land
	Built-Up Area		Built-Up Area		acquired during
	(Sq Ft)	No. of Seats	(Sq Ft)	No. of Seats	the Qtr (acres)
Bangalore	16,24,836	9,152	4,52,000	4,000	1.063
Pune	5,89,647	3,626	1,35,000	1,300	—
Chennai	4,21,317	2,906	2,00,000	1,200	—
Hyderabad	4,62,000	2,865	1,54,000	1,100	—
Bhubaneshwar	1,89,000	1,200	1,95,000	800	—
Mangalore	1,98,000	1,077	—	—	—
Mysore (including ILI)*	5,18,450	1,484	10,91,000	—	—
Mohali	21,000	200	—	—	—
Trivandrum	22,000	220	—	—	—
Total	40,46,250	22,730	22,27,000	8,400	1.063

* Infosys Leadership Institute

** Excluding subsidiaries

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Reconciliation of accounts as per Indian GAAP and US GAAP

	in Rs. crore
	Three months ended	Year ended
	March 31, 2004	March 31, 2004
Consolidated Net Profit as per Indian GAAP	335.23	1,243.63
Amortization of deferred stock compensation	—	(12.87)
Deferred taxes	(5.00)	(5.05)
Gain on forward foreign exchange contracts	15.57	16.01
Amortization of Intangibles	(1.16)	(1.19)
Others	(3.00)	(6.05)
Consolidated Net income as per US GAAP	341.64	1,234.33

Reasons for differences in net income as per Indian GAAP and US GAAP

Amortization of deferred stock compensation

The Accounting Principles Board Opinion No. 25 of US GAAP requires the accounting of deferred stock compensation on issue of stock options to employees, being the difference between the exercise price and the fair value as determined by the quoted market prices of the common stock on the grant date.

Gain on forward exchange contracts

Under Indian GAAP, premium on forward contract is recognized as income or expenditure over the life of the related contract. Whereas, under US GAAP, the same is marked-to-market as on the reporting date. The resultant gain / loss is recognized immediately in the income statement.

Amortization of Intangibles

US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangible assets. Intangible assets are to be amortized over the estimated useful life. The amortization relates to that of an intangible asset identified in allocation of the purchase price of Expert Information Services Pty Limited, Australia.

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